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Exhibit 99.1.  Letter to Getty Realty Corp. Shareholders


                         [Getty Realty Corp. Letterhead]



April 22, 2004

Dear Shareholder:

         We are pleased to announce that Getty Realty Corp. recently adopted a Dividend Reinvestment/Stock Purchase Plan. The Plan allows shareholders to increase their investment in Getty conveniently and economically. The Plan permits shareholders to automatically reinvest cash dividends, and make optional cash contributions, to purchase additional shares of Getty Common Stock without incurring any brokerage commissions or administrative fees.

         The enclosed brochure provides you with the complete details of our Dividend Reinvestment/Stock Purchase Plan. The Plan Administrator is Registrar and Transfer Company. You may contact them directly if you have any questions related to enrollment in the Plan at:

                         REGISTRAR AND TRANSFER COMPANY
                     Attn: Dividend Reinvestment Department
                                  P.O. Box 664
                           Cranford, New Jersey 07016
                              Phone: 1-800-368-5948
                              Website: www.rtco.com


         If the Plan is suitable for your needs and you wish to participate, simply sign the enrollment form and return it in the enclosed envelope at your earliest convenience. Thereafter, your future cash dividends will be reinvested for you in additional shares of Getty Common Stock.

         Thank you for your continued interest in Getty Realty Corp.

Very truly yours,


Leo Liebowitz
Chairman, President & CEO